Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Net income applicable to common stockholders	$9,504	$18,970	$1,611	$36,015
Average number of common shares outstanding	15,373	16,100	15,555	16,369
Net income per share - basic	$0.62	$1.18	$0.10	$2.20
Average number of common shares outstanding	15,373	16,100	15,555	16,369
Add: Assumed exercise of stock options and vesting of stock grants	353	322	389	317

Common and common equivalent shares outstanding	15,726	16,422	15,944	16,686

Net income per share - diluted	$0.60	$1.16	$0.10	$2.16